082-03638

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED

2006 SEP -7 P 12:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 29 August 2006



06016647

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

BY AIRMAIL

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of each of the following announcements of the Company, both dated 28 August 2006, for filing under the ISIN US 41068T2087:

1) Joint announcement with ITC Corporation Limited in relation to further postponement of dispatch date of circulars; and

2) Announcement in relation to the release of annual results of China Enterprises Limited, a non-wholly owned subsidiary of the Company, the shares of which are traded on the OTC Bulletin Board in US.

Thank you for your attention.

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
/vw
Encl.

香港九龍觀塘鴻圖道51號保華企業中心8樓





HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 275)

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 372)

FURTHER POSTPONEMENT OF DESPATCH DATE OF CIRCULARS

- Hanny has applied for a waiver from the strict compliance with Rules 14.38 and 14A.49 of the Listing Rules for extending the despatch date of the Hanny Circular to a date no later than 8th September, 2006.
- ITC has applied for a waiver from the strict compliance with Rule 14.38 of the Listing Rules for extending the despatch date of the ITC Circular to a date no later than 8th September, 2006.

Reference is made to the joint announcements dated 6th July, 2006 (the "First Joint Announcement") and 27th July, 2006 (the "Second Joint Announcement") issued by Hanny Holdings Limited and ITC Corporation Limited. Terms used herein shall have the same meanings as those defined in the First Joint Announcement and the Second Joint Announcement unless the context requires otherwise.

Under Rules 14.38 and 14A.49 of the Listing Rules, the Hanny Circular setting out, among other things, details of the Hanny Notes, the CEL Note Subscription, financial information on the Hanny Group, a recommendation of the independent board committee of Hanny, a letter of advice from an independent financial adviser and a notice convening a special general meeting of Hanny is required to be despatched to the Hanny Shareholders within 21 days after the publication of the First Joint Announcement. As set out in the Second Joint Announcement, Hanny applied to the Stock Exchange for an extension of time for despatch of the Hanny Circular to a date no later than 28th August, 2006. However, additional time is required for the finalisation of, among others, (i) the unaudited pro forma financial information of the Hanny Group illustrating the financial effects of the issue of Hanny Notes, the CEL Note Subscription and the Deemed Disposal; and (ii) the letter from the independent financial adviser to be included in the Hanny Circular. Accordingly, the Hanny Directors consider that the despatch of the Hanny Circular will have to be further delayed and an application has been made by Hanny to the Stock Exchange for a further extension of the deadline for despatch of the Hanny Circular to a date no later than 8th September, 2006.

Under Rule 14.38 of the Listing Rules, the ITC Circular containing, among others, details of the ITC Subscription, the possible very substantial acquisition of equity interests in Hanny on conversion of the ITC Subscriber Notes, financial information on the ITC Group, unaudited pro forma financial information of the ITC Group as enlarged by the Hanny Group and a notice convening a special general meeting of ITC is required to be despatched to the ITC Shareholders within 21 days after the publication of the First Joint Announcement. As set out in the Second Joint Announcement, ITC applied to the Stock Exchange for an extension of time for despatch of the ITC Circular to a date no later than 28th August, 2006. However, additional time is required for the finalisation of, among others, the unaudited pro forma financial information of the ITC Group illustrating the financial effects of the ITC Subscription and the possible very substantial acquisition of equity interests in Hanny on conversion of the ITC Subscriber Notes, for inclusion in the ITC Circular. Accordingly, the ITC Directors consider that the despatch of the ITC Circular will have to be further delayed and an application has been made by ITC to the Stock Exchange for a further extension of the deadline for despatch of the ITC Circular to a date no later than 8th September, 2006.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors :
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors :
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

As at the date of this announcement, the directors of ITC are as follows :

Executive Directors :
Dr. Chan Kwok Keung, Charles *(Chairman)*
Ms. Chau Mei Wah, Rosanna *(Deputy Chairman & Managing Director)*
Mr. Chan Kwok Hung
Mr. Chan Fut Yan
Mr. Cheung Hon Kit

Independent Non-executive Directors :
Mr. Chuck, Winston Calptor
Mr. Lee Kit Wah
Mr. Wong Kam Cheong, Stanley
Hon. Shek Lai Him, Abraham, *JP*

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
ITC CORPORATION LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 28th August, 2006

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the ITC Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the ITC Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Hanny Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Hanny Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Hanny Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*
（於百慕達註冊成立之有限公司）
（股份代號：275）


ITC

ITC CORPORATION LIMITED
（德祥企業集團有限公司）
（於百慕達註冊成立之有限公司）
（股份代號：372）

進一步押後通函寄發日期

- 錦興已申請豁免嚴格遵守上市規則第14.38及14A.49條，以將錦興通函之寄發日期延至不遲於二零零六年九月八日。
- 德祥已申請豁免嚴格遵守上市規則第14.38條，以將德祥通函之寄發日期延至不遲於二零零六年九月八日。

謹此提述錦興集團有限公司及德祥企業集團有限公司日期為二零零六年七月六日之聯合公佈（「首則聯合公佈」）及日期為二零零六年七月二十七日之聯合公佈（「第二則聯合公佈」）。除非文義另有所指，本公佈所用詞彙與首則聯合公佈及第二則聯合公佈所界定者具相同涵義。

根據上市規則第14.38及14A.49條，載有（其中包括）錦興票據及CEL票據認購事項之詳情、錦興集團之財務資料、錦興獨立董事委員會之推薦建議、獨立財務顧問意見函件及召開錦興股東特別大會通告之錦興通函須於首則聯合公佈刊登日期起計21日內寄發予錦興股東。誠如第二則聯合公佈所述，錦興已向聯交所申請，將錦興通函的寄發日期延至不遲於二零零六年八月二十八日。然而，由於需要更多時間落實（其中包括）(i)錦興集團之未經審核備考財務資料，以説明發行錦興票據、CEL票據認購事項及視作出售事項之財務影響；及(ii)將載入錦興通函內由獨立財務顧問出具之意見函件。因此，錦興董事認為，需要進一步押後寄發錦興通函，而錦興已向聯交所申請將寄發錦興通函之期限進一步延至不遲於二零零六年九月八日。

根據上市規則第14.38條，載有（其中包括）德祥認購事項之詳情、於兑換德祥認購人票據時之可能非常重大收購錦興股權、有關德祥集團之財務資料、德祥集團經由錦興集團擴大後之未經審核備考財務資料及召開德祥股東特別大會通告之德祥通函須於首則聯合公佈刊登日期起計21日內寄發予德祥股東。誠如第二則聯合公佈所述，德祥已向聯交所申請，將德祥通函的寄發日期延至不遲於二零零六年八月二十八日。然而，由於需要更多時間落實（其中包括）德祥集團之未經審核備考財務資料，以説明德祥認購事項及於兑換德祥認購人票據時之可能非常重大收購錦興股權之財務影響（以供載入德祥通函）。因此，德祥董事認為，需進一步押後寄發德祥通函，而德祥已向聯交所申請將寄發德祥通函之期限進一步延至不遲於二零零六年九月八日。

於本公佈日期，錦興之董事如下：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

於本公佈日期，德祥之董事如下：

執行董事：
陳國強博士（主席）
周美華女士（副主席兼董事總經理）
陳國鴻先生
陳佛恩先生
張漢傑先生

獨立非執行董事：
卓育賢先生
李傑華先生
黃錦昌先生
石禮謙，太平紳士

承董事會命
錦興集團有限公司
主席
陳國強博士

承董事會命
德祥企業集團有限公司
主席
陳國強博士

香港，二零零六年八月二十八日

錦興之董事願就本公佈所載資料（除有關德祥集團者外）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見（除有關德祥集團者外）乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實（除有關德祥集團者外），導致本公佈所載之任何聲明有所誤導。

德祥之董事願就本公佈所載資料（除有關錦興集團者外）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見（除有關錦興集團者外）乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實（除有關錦興集團者外），導致本公佈所載之任何聲明有所誤導。

* 僅供識別

HANNY

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock Code: 275)

ANNOUNCEMENT OF RESULTS OF CHINA ENTERPRISES LIMITED FOR THE YEAR ENDED DECEMBER 31, 2005

China Enterprises, a non-wholly owned subsidiary of Hanny, has announced its audited consolidated results for the year ended December 31, 2005. The audited financial statements of China Enterprises are set out below.

This announcement is made by Hanny pursuant to the requirement of Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide shareholders of Hanny with the financial statement information of China Enterprises, which has announced such information to public in US on August 28, 2006.

The Directors announce the audited consolidated results of China Enterprises for the year ended December 31, 2005 which has been announced by China Enterprises on August 28, 2006, in US. The audited financial statements for the year ended December 31, 2005 are prepared in accordance with auditing standards and accounting principles generally accepted in US.

RESULTS

The audited consolidated results of China Enterprises and its subsidiaries for the years ended December 31, 2005 and 2004 respectively are as follows:

	Year ended December 31,	
	2005	2004
	Rmb'000	*Rmb'000*
Revenues	—	—
Cost of revenues	—	—
Gross profit	—	—
Operating expenses	**(27,522)**	(13,344)
Operating loss	**(27,522)**	(13,344)
Non-operating incomes	**5,281**	195,286
(Loss)/profit from continuing operations before income taxes and minority interests	**(22,241)**	181,942
Provision for income taxes	**(4,083)**	—
Minority interests	—	—
(Loss)/profit from continuing operations	**(26,324)**	181,942
Loss from discontinued operations	—	—
Net (loss)/profit	**(26,324)**	181,942

BALANCE SHEET HIGHLIGHTS

The audited consolidated balance sheet of China Enterprises and its subsidiaries shows the followings:

	At December 31,	
	2005	2004
	Rmb'000	*Rmb'000*
Current assets	**133,973**	190,418
Non-current assets	**550,300**	600,908
Total assets	**684,273**	791,326
Current liabilities	**(21,675)**	(73,345)
Non-current liabilities	—	(50,000)
Net assets	**662,598**	667,981
Contributed equity	**770**	770
Reserves and accumulated deficit	**661,828**	667,211
	662,598	667,981

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

DEFINITIONS

"Board"	means the board of Directors
"China Enterprises"	means China Enterprises Limited, a company incorporated in Bermuda with limited liability, the shares of which are traded on the OTC Bulletin Board in US and is owned as to approximately 54.6% effective equity interest and approximately 87.8% effective voting interest by Hanny
"Hanny"	means Hanny Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited
"Directors"	means the directors of Hanny
"Rmb"	means Renminbi, the lawful currency of the People's Republic of China
"US"	means The United States of America

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, August 28, 2006

HANNY

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份編號：275)

CHINA ENTERPRISES LIMITED
截至二零零五年十二月三十一日止年度業績公佈

錦興之非全資附屬公司China Enterprises已宣佈其截止二零零五年十二月三十一日止年度之經審核綜合業績。China Enterprises之經審核財務報表列載如下。

錦興根據香港聯合交易所有限公司上市規則第13.09(2)條之規定，向錦興之股東提供China Enterprises之財務報表資料，China Enterprises已於二零零六年八月二十八日向美國公眾人士公佈該資料。

董事宣佈China Enterprises截至二零零五年十二月三十一日止年度之經審核綜合業績已於二零零六年八月二十八日在美國公佈。截至二零零五年十二月三十一日止年度之經審核財務報表乃按適用於美國之審核準則及會計準則編製。

業績

China Enterprises及其附屬公司分別截至二零零五年及二零零四年十二月三十一日止年度之經審核綜合業績如下：

	截至十二月三十一日止年度 二零零五年 人民幣千元	二零零四年 人民幣千元
營業額	—	—
銷售成本	—	—
毛利	—	—
經營業務支出	(27,522)	(13,344)
經營虧損	(27,522)	(13,344)
非經營業務收入	5,281	195,286
除所得税及未計少數股東權益前之持續經營業務(虧損)／溢利	(22,241)	181,942
所得稅撥備	(4,083)	—
少數股東權益	—	—
持續經營業務之(虧損)／溢利	(26,324)	181,942
已終止業務之虧損	—	—
(虧損)／溢利淨額	(26,324)	181,942

資產負債表摘要

China Enterprises及其附屬公司之經審核綜合資產負債表呈列如下：

	於十二月三十一日 二零零五年 人民幣千元	二零零四年 人民幣千元
流動資產	133,973	190,418
非流動資產	550,300	600,908
總資產	684,273	791,326
流動負債	(21,675)	(73,345)
非流動負債	—	(50,000)
淨資產	662,598	667,981
股本	770	770
儲備及虧絀	661,828	667,211
	662,598	667,981

於本公佈日期，董事如下：

執行董事：
陳國強博士*(主席)*
Yap, Allan 博士*(董事總經理)*
呂兆泉先生*(副董事總經理)*

獨立非執行董事：
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

釋義

「董事會」	指	董事會
「China Enterprises」	指	China Enterprises Limited，於百慕達註冊成立之有限公司，其股份於美國場外交易議價板買賣，由錦興擁有約54.6%實際股本權益及約87.8%實際投票權權益
「錦興」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司主板上市
「董事」	指	錦興之董事
「人民幣」	指	人民幣，中國法定貨幣
「美國」	指	美利堅合眾國

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零六年八月二十八日

* *僅供識別*